SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                     Amendment No. 1 (Final Amendment)


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Moorco International, Inc.
                             (Name of Issuer)

                      Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 61559L100
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              June 26, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /__/

Check the following box if a fee is being paid with this statement: /__/


                            Page 1 of /9/ pages
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 2 of /9/ Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P.                   13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            0 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              0 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                        Page 3 of /9/ Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           BRITISH VIRGIN ISLANDS

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            0 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              0 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 4 of /9/ Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS, L.P.                 13-3544838

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            0 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              0 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          PN
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 5 of /9/ Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC.                 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            0 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              0 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO
PAGE

                               SCHEDULE 13D
CUSIP No.  61559L100                       Page 6 of /9/ Pages
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  /__/

                                             (b)  SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /__/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7) SOLE VOTING POWER
                       0 (See Item 5)
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            Not Applicable
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              0 (See Item 5)
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   /__/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5)

14)  TYPE OF REPORTING PERSON
          IN
PAGE

                             Amendment No. 1
                            (Final Amendment)
                                   to
                               Schedule 13D


          This Statement amends the Schedule 13D, dated June 5, 1995, filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein International Limited, ("Dickstein International"), Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein (the "Schedule 13D") with respect to the Common Stock, $.01 par value (the "Common Stock"), of Moorco International Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date.

I.   Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in
     Securities of the Issuer," are amended by adding the following to the end thereof:

          "(a) On June 26, 1995, in connection with the tender offer (the "Tender Offer") by FMC Corporation for all of the outstanding Common Stock at $28 per share, Dickstein & Co. tendered 575,600 shares and Dickstein International tendered 239,700 shares, in each case constituting all of the shares of Common Stock owned by such entity. The Tender Offer expired on June 26, 1995, and on June 27, 1995, FMC Corporation announced that the tendered shares had been accepted for payment. As a result, the Reporting Persons no longer beneficially own any shares of Common Stock.

          (c) Except as described in Item 5(a) above, as set forth on Schedule II hereto or as set forth in the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

          (e) As a result of the sale of shares of Common Stock in the Tender Offer, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on June 26, 1995."









                             7
PAGE

                              SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 29, 1995


                         DICKSTEIN & CO., L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P., the
                         general partner of Dickstein & Co., L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the agent of
                         Dickstein International Limited

                         /s/Alan Cooper
                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the general
                         partner of Dickstein Partners, L.P.

                         /s/Alan Cooper
                         Name:  Alan Cooper


                          DICKSTEIN PARTNERS INC.

                          By:  Alan Cooper, as Vice President

                          /s/Alan Cooper
                          Name:  Alan Cooper


                          /s/Mark Dickstein
                          Name:   Mark Dickstein

                            8
PAGE

                                                     Schedule II
                      TRANSACTIONS IN COMMON
                            STOCK OF
                     MOORCO INTERNATIONAL INC.



Shares Sold by Dickstein & Co., L.P.

            Number of
              Shares      Price per                     Total
Date           Sold         share       Commission     Proceeds

6/15/95      50,000        27.8750       3,071.46    1,390,678.54



Shares Sold by Dickstein International Limited

            Number of
              Shares      Price per                     Total
Date           Sold         share       Commission     Proceeds

6/15/95      22,000        27.8750       1,365.45      611,844.55


The foregoing sales were effected in the open market.

                                9